UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

25065D100

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,034,428
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,034,428
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25065D100	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,034,428
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,034,428
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25065D100	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,034,428
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,034,428
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25065D100	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,034,428
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,034,428
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25065D100	Page 6 of 11 Pages

This Amendment No. 6 to the joint statement on Schedule 13D filed by the undersigned on May 21, 2008, with respect to the common stock, par value $.01 per share, of Destination Maternity Corporation, a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on September 25, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on June 24, 2010, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on March 22, 2011, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on April 29, 2011, and as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on May 13, 2011 (the Initial Filing, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 1,034,428 shares of Common Stock for $9,507,910.58 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.’

2.	Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘Item 4. Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, sell put options or covered call options, including covered call options that may be significantly in-the-money or that may cover a significant portion (including all) of the shares of Common Stock over which the Reporting Persons have beneficial ownership, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic

CUSIP No. 25065D100	Page 7 of 11 Pages

conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.’

3.	Item 5(a,b) of the Schedule 13D shall hereby be amended and restated in full as follows:

‘(a,b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,520,973 shares of the Common Stock issued and outstanding as of January 31, 2013, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended December 31, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to the Schedule 13D, are as of March 19, 2013, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,034,428 shares of Common Stock. The GP, as sole general partner of the Fund, also has the sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP and the Fund. Accordingly, each of the Reporting Persons beneficially owns 1,034,428 shares of Common Stock, or approximately 7.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,034,428 shares of Common Stock, or approximately 7.7% of the outstanding shares of Common Stock.’

CUSIP No. 25065D100	Page 8 of 11 Pages

4.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

‘(c) No Reporting Person, other than the Fund as set forth below in this Item 5(c) or in Item 6 below, effected any transaction in securities in the class of Common Stock during the period (the “Reporting Period”) from January 18, 2013 (the date sixty days before the filing of this Amendment No. 6 to the Schedule 13D) to March 19, 2013.

The Fund has made the purchases and sales of shares of Common Stock set forth in the table below during the Reporting Period:

Date of Purchase / Sale	Shares Purchased / (Sold)	Avg. Price per Share ($)
1/24/2013	(5,878)	$23.0376
1/25/2013	(7,135)	$23.0000
1/28/2013	(360)	$23.0500
2/1/2013	(16,190)	$23.0699
2/4/2013	(4,703)	$23.5019
2/5/2013	(2,907)	$23.4242
2/6/2013	(6,200)	$23.3638
2/7/2013	(6,795)	$23.3885
2/8/2013	(902)	$23.5144
2/12/2013	(804)	$23.7144
2/13/2013	(1,144)	$23.8290
2/15/2013	(70,000)	$23.1814
3/14/2013	(2,000)	$23.7291
3/15/2013	(22,890)	$23.8356
3/18/2013	(87,082)	$23.4450
3/19/2013	(9,608)	$23.4363

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash or as a result of the exercise by counterparties to call options sold by the Fund as described more fully in Item 6 below, which is incorporated by reference into this Item 5(c). Sales have been aggregated daily, and sale prices do not reflect brokerage commissions paid.

See Item 6 below for a description of the standard exchange-traded, American-style call options sold by the Fund, including during the Reporting Period, that are outstanding as of March 19, 2013.’

CUSIP No. 25065D100	Page 9 of 11 Pages

5.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The table below lists the standard American-style, exchange-traded call options sold by the Fund during the Reporting Period that are outstanding as of March 19, 2013. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date Sold by Fund	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
03/08/2013	$1.2000	20	$22.50	5/18/2013
03/11/2013	$1.2000	80	$22.50	5/18/2013
03/12/2013	$1.2617	300	$22.50	5/18/2013
03/14/2013	$1.5713	305	$22.50	5/18/2013

In addition, prior to the Reporting Period, the Fund sold call options with respect to an aggregate of 550 lots of 100 underlying shares of Common Stock, all of which expire on May 18, 2013 and are outstanding as of March 19, 2013. Call options with respect to 50 of these lots have a strike price per share of $25 and were sold at a value per underlying share of $0.60. The call options with respect to the remaining 500 of these lots have a strike price per share of $22.50 and were sold at the following values per underlying share: $0.90 with respect to 100 lots; $0.95 with respect to 11 lots; $0.9397 with respect to 189 lots; $1.40 with respect to 100 lots; and $1.65 with respect to 100 lots.

Each of these call options gives the counterparty to the call option the right (but not the obligation) to purchase from the Fund, on or before the call option’s expiration date, the number of shares of the Common Stock underlying the call option, at a purchase price per share equal to the call option’s strike price per share. If such a call option is exercised on or before its expiration date, the Fund must deliver the underlying shares of Common Stock in exchange for the applicable aggregate exercise price.

The table below lists the standard American-style, exchange-traded call options sold by the Fund that were exercised by the call option’s counterparty during the Reporting Period.

Date Call Option was Exercised	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
2/15/2013	$0.6057	175	$22.50	2/16/2013
2/15/2013	$0.6000	75	$22.50	2/16/2013
2/15/2013	$0.5500	50	$22.50	2/16/2013
2/15/2013	$0.5875	200	$22.50	2/16/2013
2/15/2013	$0.8500	100	$22.50	2/16/2013
2/15/2013	$1.0500	100	$22.50	2/16/2013

CUSIP No. 25065D100	Page 10 of 11 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.’

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 25065D100	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 19, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman